Exhibit 99.3

NICE Signs Strategic Collaboration Agreement with AWS To Accelerate End-To-
End Customer Service Automation at Scale

Collaboration brings together cloud and AI expertise to simplify and speed up enterprise automation through joint go-to-market initiatives, co-innovation and deeper technology integrations

Hoboken, N.J., May 13, 2025 – NICE (Nasdaq: NICE) today announced a new strategic collaboration agreement (SCA) with Amazon Web Services (AWS), to transform how businesses deliver customer service through tightly integrated AI, cloud, and automation technologies. As a part of this collaboration, CXone Mpower will now be available in AWS Marketplace. This combines the strengths of NICE’s CXone Mpower industry-leading AI platform and AWS AI/ML services like Amazon Bedrock and Amazon Q Business to unify fragmented service operations, streamline complex workflows, and empower organizations to deliver smarter, faster and more connected experiences.

This agreement underscores a shared commitment to empower organizations to optimize operations, reduce complexity, and boost performance across every workflow.  NICE and AWS are working together to make it easier for businesses to implement end-to-end automation strategies that adapt to changing needs and deliver real-time impact and value. Through this collaboration, organizations will benefit from simplified access to enterprise-grade AI solutions, faster deployment cycles, and seamless scalability. With a unified approach to cloud-native customer service, NICE and AWS are helping businesses unlock greater agility, eliminate silos, and drive continuous service innovation.

Under this SCA, NICE and AWS are actively co-innovating, allowing organizations to leverage their own data across the front, mid and back office; combining NICE CX AI specific models with new AWS technology which are operationalized leveraging the unmatched completeness of CXone Mpower.  This next-gen capability sets the stage for a new era of enterprise AI where businesses have complete control, flexibility and the power to innovate at their own pace.

Additionally, with CXone Mpower now available in AWS Marketplace, it’s easier than ever for businesses to discover, purchase, and deploy enterprise-grade CX AI innovation.  Purchases in AWS Marketplace allow organizations to maximize the value of their existing AWS commitments and simplify procurement.

"Organizations are under pressure to unify fragmented service operations and unlock the full value of AI," said Barry Cooper, President, CX Division, NICE. "Through our collaboration with AWS, we’re addressing this urgent need—bringing together industry-leading AI and cloud capabilities to help businesses automate customer service workflows end-to-end, with the speed, flexibility, and scale today's environment demands."

“With NICE and AWS working together, we’re excited to supercharge our workflows and unleash the full potential of intelligent automation,” said Thomas Laird, CEO, Expivia. “This relationship empowers us to redefine customer experience at unheard of speed, precision and agility in the era of agentic AI.”

“As businesses enter a critical phase with AI and cloud, moving past proof of concept into production at scale, collaborations between technology leaders like NICE and AWS are a welcome development,” said Bernie Arnason, Industry Director at Frost and Sullivan. “These important industry collaborations have never been more important.”

“NICE's customer experience expertise combined with AWS's cloud and AI capabilities creates a powerful relationship that helps businesses transform their operations," said Chris Grusz, Managing Director, Technology Partnerships, AWS. "By bringing CXone Mpower to AWS Marketplace and deepening our technical integration, we're making it simpler for organizations to implement intelligent automation at scale, ultimately delivering better experiences for their customers while achieving greater operational efficiency."

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.